February 22, 2008

VIA EDGAR AND EMAIL
-------------------

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo

Re:  The Arbitrage Fund (File No. 811-09815)

Ms. DiAngelo:

This letter responds to comments given by you to Matthew Hemberger, in his capacity as Vice President and Chief Compliance Officer of The Arbitrage Fund (the "Fund") in a telephone conversation on January 23, 2008. The comments provided relate to the May 31, 2007 annual report filed on Form N-CSR (the "Report").

In connection with the responses below, we acknowledge on behalf of the Fund that the Fund, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Fund's response.

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SEC COMMENT 1
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On page 4, under the growth of $10,000 chart and Fund performance  table for the period ending May 31, 2007, the following footnote should be added in future filings: "Past performance does not guarantee future results."

FUND RESPONSE TO COMMENT 1
BEGINNING WITH THE ANNUAL REPORT FOR THE YEAR ENDED MAY 31, 2008, THE FUND WILL INCLUDE THIS FOOTNOTE DISCLOSURE UNDER THE GROWTH OF $10,000 CHART AND FUND PERFORMANCE TABLE.
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SEC COMMENT 2
-------------
On page 9 (financial highlights), footnote (d), please provide, supplementally, an explanation for this disclosure.

FUND RESPONSE TO COMMENT 2
THE FOOTNOTE DISCLOSURE (D) ON THE FINANCIAL HIGHLIGHTS INDICATES THAT RATIOS ARE DETERMINED BASED ON NET ASSETS AFTER ADVISORY FEES WAIVED AND EXPENSES REIMBURSED. THE FUND HAS DETERMINED THAT SUCH DISCLOSURE IS NOT NECESSARY, AND THEREFORE, THIS FOOTNOTE DISCLOSURE WAS REMOVED BEGINNING WITH THE SEMI-ANNUAL REPORT DATED NOVEMBER 30, 2007.
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SEC COMMENT 3
-------------
On page 22 (Valuation of Investments), please include in future filings information related to any investments valued in accordance with the fair value procedures or, if none, indicate that no securities were valued using these procedures.

FUND RESPONSE TO COMMENT 3
THE FUND NOTES THAT BEGINNING WITH THE RECENTLY-FILED SEMI-ANNUAL REPORT DATED NOVEMBER 30, 2007, IT ADDED DISCLOSURE TO THIS FOOTNOTE TO THE FINANCIAL
STATEMENTS INDICATING THAT NO SECURITIES WERE VALUED IN ACCORDANCE WITH FAIR VALUE PROCEDURES. IN FUTURE FILINGS, THE FUND WILL INCLUDE SIMILAR DISCLOSURE OR WILL INCLUDE INFORMATION RELATED TO INVESTMENTS THAT ARE FAIR VALUED.
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SEC COMMENT 4
-------------
Under Item 2 of the annual N-CSR filing, if there were no changes or waivers to the Code of Ethics, a statement to that effect should be added in future filings.

FUND RESPONSE TO COMMENT 4
BEGINNING WITH THE ANNUAL N-CSR FILING FOR THE YEAR ENDED MAY 31, 2008, THE FUND WILL ADD A STATEMENT TO THAT EFFECT, IF APPLICABLE.
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SEC COMMENT 5
-------------
In future filings, disclosures related to equity swaps should be enhanced, and termination dates and receivables should be included within the Portfolio of Investments and financial statements.

SEI RESPONSE TO COMMENT 5
IN RESPONSE, IN FUTURE FILINGS THE FUND WILL ENHANCE THE DISCLOSURES RELATED TO EQUITY SWAPS AND INCLUDE TERMINATION DATES AND RECEIVABLES IN THE PORTFOLIO OF INVESTMENTS AND FINANCIAL STATEMENTS. THE FUND NOTES THAT IN THE SEMI-ANNUAL REPORT DATED NOVEMBER 30, 2007 TERMINATION DATES WERE INCLUDED IN THE PORTFOLIO OF INVESTMENTS. ADDITIONALLY, BEGINNING WITH THE N-Q AS OF FEBRUARY 29, 2008,
THE   FUND   WILL   DISCLOSE   THE   EQUITY   SWAP   CONTRACTS   AT   UNREALIZED
APPRECIATION/(DEPRECIATION) (DISPLAYING PARENTHETICALLY THE COST AND MARKET VALUE OF EACH SWAP), RATHER THAN AT FULL MARKET VALUE. ADDITIONALLY, THE COST ASSOCIATED WITH THE EQUITY SWAPS WILL BE RECORDED AS CASH COLLATERAL DEPOSITED WITH THE COUNTERPARTY. THE EQUITY SWAPS WILL BE PRESENTED IN A TABULAR FORMAT UNDER THE PORTFOLIO OF INVESTMENTS. FOR THE ANNUAL REPORT DATED MAY 31, 2008, ANY GROSS UNREALIZED APPRECIATION WILL BE DISCLOSED AS A RECEIVABLE AND ANY GROSS UNREALIZED DEPRECIATION WILL BE DISCLOSED AS A PAYABLE ON THE FUND'S STATEMENT OF ASSETS AND LIABILITIES.
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Please  contact  Eric  Kleinschmidt  at (610) 676-3426  or  Matthew Hemberger at
(212) 584-2367 if you have any questions or comments.



Very truly yours,


/s/ Eric Kleinschmidt
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Eric Kleinschmidt
Chief Financial Officer

cc:  Matthew Hemberger
     John S. Orrico
     James F. Volk